SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release on third quarter 2007 results

November 26, 2007

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X....

This report on Form 6-K with respect to the Company's 2006 annual results, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

EDAP TMS S.A. 2007 Third Quarter HIFU Revenues Increase

               HIFU Treatments Continue High Growth
                    FDA Trials Now Fully Funded
               Leading USA Hospitals in HIFU Trials

LYON, France, Nov. 26, 2007 (PRIME NEWSWIRE) -- EDAP TMS S.A. (Nasdaq:EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer and the international leader in the development, production, and distribution of a wide portfolio of minimally invasive medical devices primarily for the treatment of urological diseases today reported financial results for the third quarter 2007 and updated its HIFU growth expectations.

Key highlights include:

 -- HIFU RPP treatments increased 51% year over year in the third quarter in response to the company's marketing initiatives and continued growth of the site base offering Ablatherm HIFU
    worldwide. Year to date 33 new centers, including 8 in the third quarter, have been launched bringing the total global base to 165 sites, the largest user base of any HIFU company in prostate cancer.
 -- HIFU equipment sales strengthened with 1 Ablatherm device sold in
    Q3 and already 2 Ablatherms delivered in November, with an additional 1unit in backlog and strong pipeline of machines sales.
 -- The company has now fully funded its U.S. Clinical Trial, raising
    US$20 million through unsecured convertible notes. This enables
    EDAP to directly operate its Phase II/III clinical study in the USA and accelerate the program with added sites and PR efforts to spur patient recruitment.
 -- The company launched its next generation lithotripter, the Sonolith
    I-Sys, to wide acclaim from urologists in all major markets. The first units will be delivered by year end with 3 confirmed purchase orders for the new model and a strong backlog and solid pipeline for the best selling Sonolith Praktis.

EXECUTIVE COMMENTS

Marc Oczachowski, EDAP TMS Chief Executive Officer commented: "We are happy to report growth of 51% in procedures performed under the RPP program for Ablatherm HIFU in Q3, which is the slowest of EDAP's year due to seasonal variations in European markets. This clearly shows the strength of our transition to the recurring RPP program and success in our initiatives to grow total treatments. With this strengthened HIFU momentum we start seeing the effect of our decentralization strategy announced last quarter to locally adapt our communication actions in the main European countries. We see already a strong start in Q4 with the number of procedures up 54% for the month of October as compared to last year. At the end of October, EDAP accumulated 1070 procedures performed under the RPP model for 2007, and we have now achieved about 14,500 Prostate Cancer treatments with Ablatherm HIFU in 165 sites. The Ablatherm HIFU business is also growing in new markets worldwide, with recent launches in South Africa and great successes in Russia. We are actively expanding our HIFU expertise and experience with Ablatherm in more new territories.

"Focusing on Ablatherm device sales, this portion of our business will vary from quarter to quarter as we have seen with no machine sales in Q1, 2 in Q2 and 1 in Q3. We are very enthusiastic about Q4, which is usually a good quarter for equipment sales as institutions need to spend their remaining budgets. As of today we have invoiced already 2 Ablatherm HIFU in November and have 1 more device in backlog, with a strong pipeline of further potential projects before December 31.

"Regarding the U.S. programs seeking clinical approval from FDA, we are now confident on EDAP's American commitment as we have raised sufficient funds to fully finance the clinical trials with Ablatherm HIFU. We are now focused on getting all our enrolled centers fully certified to treat patients at full speed, taking into account that our concern was both to keep our schedule on track, but also to make sure we have the best agreements with the recognized top prostate cancer centers in the U.S. We have already several centers with cases treated as reported, and we are on track for our announced approval process. Our American team of partners led by our EDAP U.S. based Medical Director, John Rewcastle, has now all the resources to roll out our U.S. strategy at full speed.

"In addition to the company's HIFU programs, the recent launch of the new Sonolith I-Sys lithotripsy line is a real success as EDAP already has 3 confirmed Purchase Orders, with the first units to be installed in December. The machine was presented at several national and international congresses and created a great enthusiasm among the urology community. During Q3, a low quarter in sales due to summer holidays season, we achieved 8 Lithotripter sales, and despite the announced launch of our innovative Sonolith I-Sys, the rest of the Sonolith range is having a strong and solid pipeline of projects for the end of this year. These are positive numbers in our lithotripsy sales considering this transitioning year when we launched our new litho model, which slowed down the sales of current equipment."

Oczachowski concluded: "The end of our Q3 and beginning of Q4 was key to EDAP, as we successfully got all our strategic programs fully funded and well on track. There is no doubt left, as we have already proven we have the right technology and the right model. Now EDAP has all the required resources to make it happen in the U.S., in Europe and worldwide."

FINANCIAL RESULTS

EDAP's third quarter results show continued significant growth in the Company's higher margin RPP business lines, continued shift from increasing recurring sales lines as compared to single sale equipment lines, and a higher percentage of total revenues coming from the company's high growth HIFU lines. Year to date revenue was effectively stable at Euro 15.2 million due to decreased machine sale lines with increased recurring RPP and service lines. This is exactly in line with the Company's strategy and model change, as the high growth in our RPP revenues is now compensating for the decrease in sales of equipment. This is even more visible on the HIFU business where fewer machines were sold as of today compared with last year. Due to HIFU RPP growth, the division is increasing its total revenues by 21% as compared with last year's first 9 months. As of October 31, RPP treatments include 1070 sessions, a 37% increase and including a 52% growth in procedures in the past four months due to the Company's strong transition and marketing efforts for this recurring service. The Company is experiencing a light decrease in the average selling price of an Ablatherm HIFU procedure, which is an element of the sales strategy to increase volume and therefore to contribute to improved momentum on HIFU for Prostate Cancer treatment.

Gross profit at the group level in the first nine months is Euro 6.2 million reflecting gross margins of 40.3%, down slightly from the prior year due to changes in UDS sales mix and negative currency shifts. While HIFU margins remain strong at 58% for the first nine months, down slightly due to volume discounting effects and country mix. HIFU Division operating loss was only Euro 145,000 for the nine months, reduced from Euro 411,000 in the prior year period which importantly includes increased marketing and sales spending.

Group operating loss for the third quarter of '07 was Euro 1.5 million versus 749,000 in the third quarter of '06 and Euro 3.3 million for the first nine months of 2007. Operating loss includes FDA trial expenses of Euro 1.1 million year to date and higher costs for the expanded marketing and sales support fueling HIFU revenue growth. Company cash position remains strong at Euro 7.6 million, or US$10.8 million, at September 30. The recent capital raise of US$20 million dedicated to the U.S. Clinical efforts and brings the total cash position for the group at US$29.2 million as of October end. Cash use in the third quarter was Euro 1.4 million, with Euro 900,000 of that dedicated to increased working capital in receivables and inventory connected to new product launches and revenue source shifts.

The HIFU revenue reached Euro 6.3 million at the end of September 2007 up 21.4% over the same period 2006. The Company sold 3 Ablatherm devices in the first nine months in 2007, plus has already delivered 2 sold units in the fourth quarter. The HIFU division returned to a loss year to date at the end of the third quarter along the Company's typical sales cycle, but reduced the loss, excluding higher 2007 marketing and sales spending.

UDS revenue was Euro 8.9 million in the nine months to date, down 11.4% as compared to 2006, primarily related to 26 vs. 29 units sold and a lower average selling price, due to negative exchange rate impacts of the Euro to the Japanese Yen. UDS Gross Margin remains stable at 28.4% for the quarter and 27.7% year to date, yet decreasing from last year due to the exchange rate effect on machines sold in "non Euro" areas and mix as a higher portion of products were sold including optional equipments driving a lower global margin rate.

Eric Soyer, EDAP TMS Chief Financial Officer, commented: "As expected, the Q3 period reflected the normal seasonal shifts in our main European markets, however, EDAP's increasing percentage of revenue from HIFU lines as well as overall growth scalability developing rapidly in the recurring RPP and consumables sales effectively offset higher spending on marketing and sales to accelerate HIFU growth throughout Europe. The Company's cash position for European growth remains strong. Most importantly, our cash at the beginning of November stands at US$29.2 million following the company's successful capital raise to fully fund the U.S. Clinical efforts under EDAP's direct operation, with the full benefit after successful FDA approval reserved to the Company."

Conference Call and Webcast

Management will host a conference call Tuesday, November 27 at 10:30 a.m. Eastern Time. Interested investors may join the call live by dialing (866) 463-5401 from the United States or +1 (212) 457-9857 from international locations and entering PIN code 862841#. Investors may also listen to the live call online at www.edap-tms.com.

Investors unable to join the call can access a playback of the conference call by telephone or online. To access the replay, please dial (866) 439-4729 and using access code 345663# beginning one hour after the end of the call until December 4, 2007, or visit the company's Web site at www.edap-tms.com.

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is a treatment for patients with newly diagnosed localized prostate cancer or who have failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

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In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

                             EDAP TMS S.A.
    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
 (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                             Three Months Ended:   Three Months Ended:
                             ------------------    ------------------
                                September 30,          September 30,
                               2007       2006       2007       2006
                              Euros       Euros      $US        $US

 Sales of goods                 2,268      2,878      3,142      3,669

 Net Sales of RPP and
  Leases                        1,005        811      1,393      1,034
 Sales of spare parts and
  Services                      1,380      1,287      1,912      1,640
                            ---------  ---------  ---------  ---------

 TOTAL NET SALES                4,653      4,976      6,448      6,343

 Other revenues                    33         37         45         47
                            ---------  ---------  ---------  ---------

 TOTAL REVENUES                 4,686      5,013      6,493      6,390
                            ---------  ---------  ---------  ---------

 Cost of goods                 (1,354)    (1,498)    (1,877)    (1,910)

 Cost of RPP and Leases          (486)      (307)      (673)      (391)

 Cost of spare parts &
  services                     (1,023)    (1,172)    (1,417)    (1,495)
                            ---------  ---------  ---------  ---------

 Cost of sales                 (2,863)    (2,978)    (3,967)    (3,795)
                            ---------  ---------  ---------  ---------

 GROSS PROFIT                   1,823      2,035       2,526      2,595

 Research & development
  expenses                       (761)      (646)    (1,055)      (823)

 Marketing & Sales
  expenses                     (1,273)      (961)    (1,763)    (1,225)

 G & A expenses                (1,143)    (1,104)    (1,584)    (1,409)

 Non recurring profit/
  (expenses)                     (136)       (72)      (188)       (92)
                            ---------  ---------  ---------  ---------
 Total operating expenses      (3,313)    (2,784)    (4,590)    (3,549)

 OPERATING PROFIT (LOSS)       (1,489)      (749)    (2,063)      (954)

 Interest (expense) income,
  net                               5         53          6         67

 Currency exchange gains
  (loss), net                      11       (154)        15       (196)

 Other income (loss), net           3         (8)         4        (11)
                            ---------  ---------  ---------  ---------

 INCOME (LOSS) BEFORE
  TAXES AND MINORITY
  INTEREST                     (1,471)      (858)    (2,038)    (1,094)

 Income tax (expense)
  credit                           25         15         34         19
                            ---------  ---------  ---------  ---------

 NET INCOME (LOSS)             (1,446)      (843)    (2,003)    (1,075)
                            =========  =========  =========  =========

 Earning per share -
  Basic                         (0.16)     (0.10)     (0.22)     (0.12)

 Average number of shares
  used in computation of
  basic EPS                 9,163,007  8,802,507  9,163,007  8,802,507

 Earning per share -
  Diluted                       (0.16)     (0.10)     (0.22)     (0.12)

 Average number of shares
  used in computation
  of diluted EPS            9,519,169  9,525,669  9,519,169  9,525,669

  NOTE:   Translated for convenience of the reader to U.S. dollars at the 2007 average three months noon buying rate of 1 Euro =
          1.3857USD, and 2006 average three months noon buying rate of
          1 Euro = 1.2748 USD.

                                EDAP TMS S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
 (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                           Nine Months Ended:       Nine Months Ended:
                           -----------------        -----------------
                             September 30,             September 30,
                           2007        2006          2007       2006
                           Euros       Euros         $US        $US

 Sales of goods               7,430     8,320      10,056       10,419

 Net Sales of RPP and
  Leases                      3,576     2,791       4,840        3,495
 Sales of spare parts and
  Services                    4,210     4,152       5,698        5,199
                           --------  --------    --------     --------

 TOTAL NET SALES             15,217    15,264      20,594       19,113

 Other revenues                  82       116         111          145
                           --------  --------    --------     --------
 TOTAL REVENUES              15,299    15,379      20,706       19,258
                           --------  --------    --------     --------
 Cost of goods               (4,713)   (4,815)     (6,378)      (6,029)

 Cost of RPP and Leases      (1,603)   (1,153)     (2,170)      (1,444)

 Cost of spare parts &
  services                   (2,820)   (2,878)     (3,817)      (3,604)
                           --------  --------    --------     --------
 Cost of sales               (9,136)   (8,846)    (12,364)     (11,077)
                           --------  --------    --------     --------

 GROSS PROFIT                 6,163     6,533       8,341        8,181

 Research & development
  expenses                   (2,320)   (1,869)     (3,140)      (2,340)

 Marketing & Sales
  expenses                   (3,935)   (3,533)     (5,326)      (4,424)

 G & A expenses              (3,561)   (3,084)     (4,819)      (3,861)

 Non recurring profit/
  (expenses)                    306       (72)        414          (91)
                           --------  --------    --------     --------

 Total operating expenses    (9,510)   (8,557)    (12,871)     (10,716)

 OPERATING PROFIT (LOSS)     (3,348)   (2,024)     (4,531)      (2,535)

 Interest (expense) income,
  net                            11        88          15          110

 Currency exchange gains
  (loss), net                  (217)     (330)       (294)        (414)

 Other income (loss), net        14        (8)         20          (10)
                           --------  --------    --------     --------

 INCOME (LOSS) BEFORE
  TAXES AND MINORITY
  INTEREST                   (3,539)   (2,275)     (4,790)      (2,848)

 Income tax (expense)
  credit                        148       (42)        201          (52)
                           --------  --------    --------     --------

 NET INCOME (LOSS)           (3,391)   (2,316)     (4,589)      (2,901)
                           ========  ========    ========     ========

 Earning per share - Basic    (0.37)    (0.26)      (0.50)       (0.33)

 Average number of shares
  used in computation of
  basic EPS               9,163,007 8,802,507   9,163,007    8,802,507

 Earning per share -
  Diluted                     (0.37)    (0.26)      (0.50)       (0.33)

 Average number of shares
  used in computation of
  diluted EPS             9,528,936 9,550,740   9,528,936    9,550,740

 NOTE:  Translated for convenience of the reader to U.S. dollars at the
 2007 average three months noon buying rate of 1 Euro = 1.3534 USD, and
 2006 average three months noon buying rate of 1 Euro = 1.2522 USD.

                               EDAP TMS S.A.
          CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
           (Amounts in thousands of Euros and U.S. Dollars)

                            Sept. 30,   June 30,  Sept. 30,   June 30,
                              2007        2007       2007       2007
                             Euros       Euros       $US        $US

 Cash, cash equivalents
  and short term
  investments                   7,584      8,966     10,783     12,122

 Total current assets          24,730     25,346     35,164     34,268

 Total current
  liabilities                  12,690     11,677     18,044     15,788

 Shareholders' Equity          16,298     17,761     23,174     24,013

 NOTE:    Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.4219 USD on September 30,
          2007 and at the noon buying rate of 1 Euro = 1.352 USD, on
          June 30, 2007.

                            EDAP TMS S.A.
            CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                 NINE MONTHS ENDED SEPTEMBER 30, 2007
                    (Amounts in thousands of Euros)

                EDAP S.A.  TMS S.A.  EDAP TMS  EDAP TMS      Total
                  HIFU       UDS       FDA     Corporate     After
                Division   Division                      Consolidation

 Sales of goods  1,364        4,210        --        --       5,574
 Sales of RPPs
  & Leases       2,886          690        --        --       3,576
 Sales of
  spare parts &
  services       2,033        4,033        --        --       6,066
                ------       ------    ------    ------      ------
 TOTAL NET
  SALES          6,283        8,933        --        --      15,217
                ------       ------    ------    ------      ------
 Other
  revenues          44           38        --        --          82
                ------       ------    ------    ------      ------
 TOTAL
  REVENUES       6,327        8,972        --        --      15,299
                ------       ------    ------    ------      ------
 GROSS PROFIT    3,677 59%    2,486 28%    --        --       6,163 41%

 Research &
  Development     (930)        (818)     (573)       --      (2,320)
 Total SG&A
  plus
  depreciation  (2,892)      (2,511)     (515)   (1,578)     (7,496)
 Non recurring
  profit/
  (expenses)        --           --       306        --         306
                ------       ------    ------    ------      ------

 OPERATING
  PROFIT (LOSS)   (145)        (843)     (782)   (1,578)     (3,348)

CONTACT:  EDAP TMS S.A.
          Blandine Confort
          +33 4 78 26 40 46

          Magnolia Investor Relations
          Matt Kreps
          469 362 5960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November  26, 2007
EDAP TMS S.A.

S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER